

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 6, 2016

Via Email

Joseph D'Alessandro
Vice President and Group Counsel
Ameriprise Financial Inc.
100 Park Avenue
New York, NY 10017-5516

> Re: Columbia ETF Trust I
> Registration Statement on Form N-1A
> File Nos. 333-209996 and 811-22736

Dear Mr. D'Alessandro:

On March 7, 2016, Columbia ETF Trust I ("Trust") filed a registration statement on Form N-1A ("Form N-1A") under the Securities Act of 1933 and the Investment Company Act of 1940. The filing was made for the purpose of registering shares of four series of the Trust: Columbia Sustainable Global Equity Income ETF, Columbia Sustainable International Equity Income ETF, Columbia Sustainable U.S. Equity Income ETF, and Columbia Sustainable U.S. Growth ETF (each, a "Fund"). Our comments are set forth below.[1]

Unless otherwise specified, our comments refer to the prospectus for the Columbia Sustainable Global Equity Income Fund ETF. Where appropriate, please consider a comment made with respect to one Fund applicable to the other Funds and a comment made with respect to one section of the registration statement applicable to similar disclosure elsewhere in the registration statement.

General

1. We note that many portions of the registration statement are incomplete and contain brackets or other generic placeholders. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2. We note that the Trust has not yet received exemptive relief from the Commission to offer and sell shares of an exchange-traded fund, including an ETF that may be self-

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[1] Page references are to the page numbers appearing at top of the registration statement on EDGAR; Item numbers refer to Form N-1A.

indexed. Until registrants receive their exemptive order from the Commission, the registration statement should indicate that registrants do not yet have an order permitting them to offer and sell shares of exchange-traded funds, including permission to self-index.

3.   Please confirm to the Staff in your response letter that the disclosure in the registration statement is consistent with the Trust's exemptive application, and that it will be updated to reflect any changes in an amended application. Specifically, confirm that the exemptive application fully discusses the non-index management strategies to be used by the Trust, including the use of derivatives.

4.   For each Fund, please describe the benchmark index in greater detail; we view the current disclosure as materially deficient because it does not adequately describe each index.

5.   Since each Fund's name includes the word "Sustainable," please discuss what elements relate to "sustainability". We note, in general, "sustainability" can apply to a number of general and industry-specific criteria related to corporate, economic, environmental and social performance measures.

6.   Columbia Sustainable Global Equity Income ETF and Columbia Sustainable International Equity Income ETF include the term "global" and "international" in their fund names. Please expressly describe how each fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." *See* Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001).

Columbia Sustainable Global Equity Income ETF prospectus

Fees and Expenses of the Fund (p. 3)

7.   Please provide the fee table for each Fund as required by Item 3 of Form N-1A.

Principal Investment Strategies (pp. 3-4)

8.   We note that the placeholders in the registration statements refer to "Parent Index" and "Unaffiliated Index Provider" and indicate that there will be concentration in certain unnamed sectors/industries. However, the discussion of the investment objective suggests that the Fund will track an affiliated index, the Columbia Sustainable Global Equity Income 200 Index. Please remove any disclosure suggesting that the index provider is not affiliated with the Fund or the Investment Manager.

9.   Please generally describe the types of securities included in the benchmark index. The name of the fund suggests that the component securities will principally be foreign equity securities, yet it is unclear from the Item 4 disclosure what types of securities the Fund

will be investing in and whether the methodology applied by the index provider will concentrate holdings in a particular sector.

10.   Supplementally, please provide additional information regarding the "Columbia Beta Advantage" strategy referenced in the discussion of investment strategies and a description of the methodology used to determine the component securities of the Columbia Sustainable Global Equity Income 200 Index. If available, supplementally, please provide a list of the component securities of the Index.

11.   Please explain in plain English the Columbia Beta Advantage strategy, and how it will be applied by the index provider to construct the benchmark index.

12.   In the first paragraph of this section, you state that "The Index typically contains 200 stocks and is published under the Bloomberg ticker symbol []." Please clarify whether information regarding the Index may be obtained via Bloomberg or elsewhere. We note that under the terms of the Commission's exemptive orders related to ETFs, a self-indexed ETF generally is required to have daily portfolio transparency.

13.   On page 3, you state that Ameriprise Financial, Inc. is currently included in the index. Supplementally, please confirm the accuracy of this statement.

14.   Please revise the discussion of the use of derivatives, which should be tailored specifically to how the Fund expects to be managed. Similarly, with respect to the discussion of risks related to the use of derivatives by the Fund, the disclosure should not be of generic risks associated with each derivative type. *See*, letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, July 30, 2010 (at http://www.sec.gov/divisions/investment/guidance/ici7010.pdf).

Principal Risks (pp. 4-8)

15.   Please consider including a discussion of the risk that there can be no assurance an active trading market for the Fund's shares may be established or maintained by market makers or authorized participants, particularly in times of stressed market conditions. If true, please state that there is no obligation of market makers to make a market in the Fund's shares or of authorized participants to submit purchase or redemption orders for creation units.

Authorized Participant Concentration Risk (pp. 4-5)

16.   Please disclose the risk that, in times of market stress, market makers or authorized participants may step away from their roles in making a market in shares of the ETF and in executing purchase or redemption orders, and that this could in turn lead to variances between the market price of the ETF's shares and the underlying value of those shares.

Changing Distribution Level Risk (p. 5)

17.   Please explain why the Fund "may not be able to pay distributions".

Correlation/Tracking Error Risk (p. 5)

18.   Supplementally, please confirm that the disclosure regarding the Fund's tracking error risks complies with the terms of Trust's exemptive application and will comply with the Trust's exemptive order when issued.

New Fund Risk (p. 7)

19.   Please revise this section to clarify that the Fund is not a mutual fund and to clarify that the Fund's investment strategy involves the passive investment strategy of replicating a benchmark index.

Sector Risk (p. 8)

20.   We note that the discussion of principal investment strategies states on page 4, in the fourth full paragraph: "As of the date of this Prospectus, the Fund anticipates that it will have significant exposure to the __ sector/industry." Please revise the discussion of sector risk to specifically address the concentration policy identified on page 4.

Purchase and Sale of Fund Shares (p. 8)

21.   Please clarify that the "in-kind basket of securities" used to issue and redeem creation units will consist of portfolio securities included in the Fund's underlying index.

More Information About the Fund (pp. 10-16)

22.   Item 9 of Form N-1A states that the discussion in the prospectus must expand on the disclosure in Item 4 and cannot be substantially the same. Please revise this section consistent with Item 9 of Form N-1A and IM Guidance 2014-08, particularly with respect to the discussion of principal risks of investing in the Fund, which repeats much of the Item 4 discussion verbatim.

Additional Investment Strategies and Policies (pp. 17-20)

Transactions in Derivatives (p. 18)

23.   Please move all discussion of derivatives in the prospectus to the same place, and review the disclosure for accuracy since it suggests that the Fund may invest in derivatives indirectly through "underlying investments."

Investing in Affiliated Funds (p. 18)

24. Please clarify whether the Fund intends to invest in affiliated funds as suggested by the section heading. If the Fund intends to invest in affiliated funds, please explain the extent to which the Fund intends to make such investments and add a line for acquired fund fees and expenses in the fee table.

Fee Waiver/Expense Reimbursement Arrangements (p. 20)

25. If the Investment Manager is waiving fees as indicated in this section, please revise the fee table accordingly and add a footnote discussing the fee waiver/expense reimbursement agreement which must remain in effect for at least one year after the effective date of the registration statement.

Section 12(d)(1) Information (p. 20)

26. Supplementally, please explain why the disclosure in this section is necessary or delete it from the prospectus.

The Investment Manager (p. 20)

27. Supplementally, please confirm the accuracy of this section which suggests the Fund is operating more like an actively-managed mutual fund rather than a passive index-based ETF.

28. If the Fund or the Investment Manager will pay a licensing fee for the benchmark index, please add appropriate disclosure regarding the arrangement.

Other Roles and Relationships of Ameriprise Financial and its Affiliates (p. 22)

29. Please consider moving this section to the Statement of Additional Information since this level of detail regarding the investment manager is not required in the Fund's prospectus by Item 10 of Form N-1A.

Certain Legal Matters (p. 22)

30. Please consider moving this section to the Statement of Additional Information since this level of detail regarding the Ameriprise Financial is not required in the Fund's prospectus by Item 10 of Form N-1A.

Buying and Selling Fund Shares (p. 27)

31.   Because an ETF sells and redeems shares only in creation unit aggregations, the detailed discussion of buying and selling shares with the Fund in the prospectus may be confusing for investors. Please delete disclosure regarding transactions directly with the Fund as well as market timing, or explain supplementally its relevance.

Determination of Net Asset Value (p.28)

32.   Please revise this section to discuss the Fund's intraday indicative value rather than net asset value since the Fund is an ETF, and will not redeem individual shares at NAV.

<u>**Statement of Additional Information**</u>

33.   Please review the SAI generally for accuracy since certain sections are not relevant to the Funds being offered by the registration statement. For example, the Distribution and/or Servicing Plan discussion on pages 74-75 would be relevant for a mutual fund but is inapplicable to an ETF.

Non-fundamental Policies (p. 8)

      Fund Index (p. 8)

34.   You state at the end of the first paragraph of this section that "a Fund may specify an index for itself that is 'leveraged' or proprietary." Please confirm that the exemptive relief the Trust is seeking from the Commission would permit it to offer a leveraged ETF or delete this statement.

About Fund Investments (pp. 11-69)

35.   Please review the laundry list of Fund Investments and related risks presented in the SAI for accuracy. Since each Fund is going to try and replicate a benchmark equity index, it is unlikely that any Fund will be able to invest in certain of the securities listed such as municipal securities, mortgage-backed securities or sovereign debt.

Expense Limitations (p. 75)

36.   Please delete the last sentence before this table which suggests that expenses and fees were reimbursed for the last three fiscal periods.

Taxation (pp. 101-112)

37.   Please review this section to ensure that disclosure is relevant for the ETFs currently being offered by the Fund. For example, we note that there is a discussion of MLPs

which we assume will not be an investment of any of the ETFs being offered by the registration statement.

Index Provider Disclaimers (p. 115)

38.   Please review this section for accuracy since the prospectus suggests that the Index Provider will be an affiliate of the Trust/Adviser since it shares the "Columbia" name.

Exhibit Index

39.   Please review the exhibit index for accuracy. For example, the prospectus and SAI suggest that there will be a fee waiver/expense limitation agreement and if accurate, this agreement should be filed as an exhibit to the registration statement.

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You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and other engaged in the preparation of the Registration Statement. As a matter of law, this burden cannot be shifted to the Commission or its Staff.

Notwithstanding our comments, please furnish a letter with respect to the Trust acknowledging that:

- the Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the commission from taking any action with respect to the filing;

- the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from full responsibility for the adequacy and accuracy of the disclosure in the filings;

- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the Staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Please respond to this letter in the form of a pre-effective amendment for the Trust. Please respond to all comments in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The Staff may have further comments after reviewing your responses.

Should you have any questions regarding this letter, please contact me at (202) 551-6870.

Sincerely,

/s/ Jaea Hahn

Jaea F. Hahn
Senior Counsel